Burns Philp

02 DEC 18 AM 11:41

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	18 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	21 pages (including cover sheet)

SUPPL

BRIEFING PAPER

Please see attached copy of an announcement released to the Australian Stock Exchange yesterday.

Yours sincerely

02060622

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.6

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

17 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

BRIEFING PAPER

Attached is a briefing paper which will be provided to analysts and media representatives at briefings to be held today.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Burns Philp

BRIEFING PAPER

17 December 2002

Important Notice

This presentation sets out information in relation to the proposed conditional, off-market, cash takeover bid ("Takeover Bid") by Burns, Philp & Company Limited ("Burns Philp") for all the issued ordinary shares in Goodman Fielder Ltd ("Goodman Fielder") and related matters.

Information in this presentation in relation to Goodman Fielder and the Goodman Fielder Group, together with adjusted information on the combined Burns Philp/Goodman Fielder Group ("Combined Group"), has been prepared by Burns Philp using publicly available information, and has not been independently verified. Accordingly Burns Philp does not (subject to provisions of the Corporations Act and other law to the contrary), make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on the Takeover Bid contained in this presentation should not be considered to be comprehensive or to comprise all information which a Goodman Fielder shareholder may require in order to determine whether or not to accept the bid. Full details in relation to the Takeover Bid (including the full text of all conditions to the offer) will be set out in a Bidder's Statement to be lodged with the Australian Securities and Investments Commission. The Bidder's Statement (together with the Target's Statement to be issued in response thereto) should be read in its entirety before making any decision in relation to the Takeover Bid.

This presentation does not comprise an offer of or invitation to subscribe for any securities of Burns Philp in any jurisdiction.

This presentation may contain statements in the nature of forward looking statements. Those statements are only predictions and are subject to inherent risks and uncertainties. Actual results may differ materially from those predicted or implied by any forward looking statements for a range of reasons outside the control of Burns Philp. Accordingly, no representation or warranty is given by Burns Philp (subject to provisions of the Corporations Act and other law to the contrary) in relation to the accuracy or likelihood of fulfilment of those forward looking statements.

This presentation does not take into account the financial situations and particular needs of any person to whom it is addressed. It does not amount to advice or any recommendation in relation to Burns Philp or Goodman Fielder shares, or in relation to the Takeover Bid generally.

Where applicable, financial information presented has been adjusted on an estimated basis for acquisitions and divestitures.

Goodman Fielder - Acquisition Rationale

- The continuation of Burns Philp's strategy to pursue performance improvement and growth opportunities, both organically and through the acquisition of businesses that will expand its food ingredients interests and develop its consumer branded business leading to a broader participation in the food and beverage industry in Australasia
- Acquisition will create a company with:
  - Leading brands
  - Strong market shares in its principal markets
  - Critical mass
  - Product and market diversity
  - Stable and predictable cash flows
  - Management with a proven track record in cost control, operations and the management of capital

Leading Brands

- Icon and heritage brands that have been used by generations of Australian and New Zealanders
- Well recognised US Brands in consumer yeast and herbs & spices

Durkee®

UNCLE TOBYS

French's

Bluebird

SPICE ISLANDS.

Fleischmann's. Yeast.

Pampas.

QUALITY BAKERS

WHITE WINGS

HELGA'S CONTINENTAL BAKEHOUSE

Strong Market Shares

Burns Philp's yeast and ingredients business has an estimated:

- #1 position in 17 countries across North America, South America, Europe and Asia Pacific
- Leading market shares exceeding 50% in 10 countries

Goodman Fielder Market Shares

	GOODMAN FIELDER	LARGEST COMPETITOR
Australia		
Packaged bread	47.2%	34.7%
Breakfast cereal	21.2%	50.1%
Cake mixes	52.6%	28.3%
Nutritious Snacks	47.1%	19.9%
Dressing (mayo)	37.5%	33.7%
Margarine	40.1%	39.7%
Pastry	65.9%	5.0%
Indian Foods	51.3%	30.9%
Asian Foods	25.4%	43.1%
Instant soup	34.8%	59.9%
Dessert mixes	28.1%	20.0%
New Zealand		
Packaged Bread	55.9%	23.7%
Margarine	51.8%	31.9%
Potato chips	46.3%	30.8%
Frozen chicken (Fiji)	81.0%	9.0%

Source: Goodman Fielder 2002 AGM Presentation

Critical Mass

- Combined assets of approximately $4.5 billion
- Combined revenue of approximately $4.0 billion
- Combined 2002 EBITDA of $618 million and EBIT of $432 million
- Operations in 25 countries
- 16,400 employees

* All financials are adjusted on an estimated basis for acquisitions and divestitures

Product and Geographic Diversity

Adjusted 2002A EBIT by Division


Ingredients
68%
Consumer
Branded Food

Adjusted 2002A EBIT by Geography(1)


Other
New
Zealand
USA
15%
31%
29%
South
America
Australia
Europe

(1) Excludes corporate

* All financials are adjusted on an estimated basis for acquisitions and divestitures

Financing Overview

Market Capitalisation

Comparison of enterprise values based upon securities outstanding and closing prices on ASX on December 12, 2002

Goodman Fielder Market Capitalisation is based on $1.49 - the price on the day before Burns Philp announced the Takeover Bid

Market Capitalisation (Cont'd)

(A$ in millions)

	BURNS PHILP	GOODMAN FIELDER
Ordinary Shares	$569	$1,768
August 2003 Options	338	-
Converting Preference Shares	455	-
Value of Equity Securities	**$1,361**	**$1,768**
Plus: Estimated Net Debt	643	193
Enterprise Value:	**$2,004**	**$1,961**
FY2002 Adjusted EBITDA	$295	$323
Enterprise Value / EBITDA	6.8x	6.1x

(1) Financials are adjusted on an estimated basis for asset acquisitions and divestitures

Financing Overview

- 100% of the required financing is committed
  - Total of approximately $2.5 billion

- Principal conditions of financing commitments include[1]:
  - No material adverse change at Burns Philp or Goodman Fielder
  - No material adverse change in financing markets impacting syndication
  - 90% acceptance by Goodman Fielder shareholders

- Senior net debt will be approximately $1.9 billion
  - Term 5-6 years
  - Normal covenants

- Senior subordinated debt will be approximately $800 million
  - Term 10 years
  - Limited covenants

(1) Further details of conditions of financing commitments will be set out in the Bidder's Statement

Financing Overview (Cont'd)

- Net debt approximately $2.7 billion
- Capital Notes will be approximately $225 million
- 2003 Equity assumption of approximately $200 million through exercise of remaining August 2003 20¢ options
- EBITDA range $600-$700 million
- Target debt levels (reflects receipt of 2003 option proceeds)
  - 2.5 - 3.0x Senior Debt/EBITDA
  - 3.5 - 4.0x Total Debt/EBITDA
- Approximate average interest cost of debt of 7.75%

Food Company Leverage Statistics

- Current management at Burns Philp have successfully reduced leverage in the past


Net Debt/EBITDA
2.2x
2.3x
2.6x
2.7x
3.1x
3.4x
3.6x
4.0x
3.5x
4.3x
4.5x
4.8x
5.0x
5.0x
5.2x
Kraft
HJ Heinz
Flowers Foods
Campbell Soup Co.
Kellogg
Dean Foods Co.
Conagra Foods
Burns Philp Target
Kamps
Del Monte
General Mills
Premier International Foods
B& G Foods
Premium Standard Farms

The Combined Group will have a Strong Credit Profile

- Diverse portfolio of food business
- Geographical diversity
- Stable and predictable cashflows
- Highly regarded brands
- Strong market shares
- Strong niche positions in ingredients
- Regional strength - global platform
- A substantial player in the food industry - a stable business
- Assets of $4.5 billion and Revenue of approximately $4.0 billion

Summary of Takeover Bid

Summary of Takeover Bid*

Price:	$1.85 (cash) per Goodman Fielder share	
Premium:	28.5% over one month VWAP prior to 11 December 24.2% over closing price on 11 December	
Total Purchase Price[1]:	Equity[2]	$2,207 million
	Estimated Net Debt	193 million
	Total	2,400 million
Purchase Price Multiples:	7.4x Adjusted 2002 EBITDA 11.7x Adjusted 2002 EBIT	

(1) Excluding transaction costs
(2) Includes in the money options

* Financials are adjusted on an estimated basis for asset acquisitions and divestitures

Summary of Takeover Bid (Cont'd)

Conditions: Four categories as announced to ASX on 13 December, 2002[1] :

(1)Regulatory
(2)Accounting
(3)Material change
(4)Finance and minimum acceptance

Expected Timing:

Bidder's Statement lodged:	This week
Bidder's Statement dispatched to shareholders:	Early January
Offer closing date:	February

(1) Full text of the conditions will be set out in the Bidder's Statement.

Potential Acquisition of New Zealand Dairy Foods

Potential Acquisition of New Zealand Dairy Foods

Business Description: Leading New Zealand producer and distributor of milk and flavoured beverages, yoghurts, cheeses, butter, and other dairy products

Current Ownership: 100% owned by entities associated with Mr Graeme Hart

Possible Transaction: Burns Philp is considering acquiring NZDF, subject to:
Board negotiating a transaction
Independent expert's report
(Independent) Shareholder approval

Brands: Anchor, Fresh 'n' Fruity, Primo, Country Goodness, Puhoi, Swiss Maid Calci-Yum and Ornelle

Market Shares and Position:

47%	White milk	#1	50%	Specialty cheeses	#1
60%	Butter	#1	57%	Fruited Yoghurt	#1
30%	Block cheese	#2	58%	Dairy Food	#1
42%	Cultured cheese	#1			

Burns Philp & Goodman Fielder Overview

Burns Philp Overview

- Global leader in the manufacture of yeast
- Manufacturer and marketer of herbs and spices in North America
- #1 or #2 market position in most of the markets in which it operates
- Adjusted 2002 Revenues - $1,405 million
- Adjusted 2002 EBITDA - $295 million

* All financials are adjusted on an estimated basis for asset acquisitions and divestitures

Goodman Fielder Overview

- Largest food company in Australia and New Zealand
- #1 or #2 market position in all of its food categories
- Operates through four main divisions: Consumer Foods, Baking, New Zealand and International
- Adjusted 2002 Revenues - $2,510 million
- Adjusted 2002 EBITDA - $323 million

* All financials are adjusted on an estimated basis for asset acquisitions and divestitures

Goodman Fielder Overview (Cont'd)

Adjusted 2002A EBIT by Division[1]

(A$ in millions)


GF Ingredients (USA)
GF Consumer
GF International
GF New Zealand
GF Baking Australia
8%
34%

* Excludes corporate expenses
Adjusted on an estimated basis for asset acquisitions and divestitures

Adjusted 2002A EBIT by Geography[1]

(A$ in millions)


Other
USA
New Zealand
Australia
8%
5%
58%

* Excludes corporate expenses
Adjusted on an estimated basis for asset acquisitions and divestitures

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	18 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	5 pages (including cover sheet)

APPENDIX 3Y - CHANGE OF DIRECTOR'S INTEREST NOTICE

Please see attached copy of an announcement released to the Australian Stock Exchange yesterday.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.6

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

17 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPENDIX 3Y - CHANGE OF DIRECTOR'S INTEREST NOTICE

Please find attached Appendix 3Y, Change of Director's Interest Notice, providing details of changes of interest of Mr Hart in Burns, Philp & Company Limited as required under Listing Rule 3.19A.2.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BURNS, PHILP & COMPANY LIMITED**
ABN	**65 000 000 359**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Graeme Richard Hart**
Date of last notice	**4 January 2002**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities registered in the name of Millstreet Investments Limited and Kintron Developments Limited, wholly owned subsidiaries of Rank Group Limited which is wholly owned by Mr Hart (see Form 604 given to Burns, Philp & Company Limited by Rank Group Limited dated 12 December 2002 and copied to ASX).
Date of change	12 December 2002
No. of securities held prior to change	Millstreet Investments Limited: 78,163,638 Ordinary Shares 30,028,610 Converting Preference Shares 36,009,989 Options Kintron Developments Limited: 27,378,688 Ordinary Shares 507,615,601 Converting Preference Shares 950,118,786 Options

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Class	Ordinary Shares, Converting Preference Shares and Options.
Number acquired	Millstreet Investments Limited: 36,009,989 Ordinary Shares Kintron Developments Limited: 213,990,100 Ordinary Shares
Number disposed	Millstreet Investments Limited: 36,009,989 Options Kintron Developments Limited: 213,990,100 Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The exercise price for each Option was $0.20. Aggregate consideration was $50,000,017.80.
No. of securities held after change	Millstreet Investments Limited: 114,173,627 Ordinary Shares 30,028,610 Converting Preference Shares No Options Kintron Developments Limited: 241,368,788 Ordinary Shares 507,615,601 Converting Preference Shares 736,128,686 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	18 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

CHANGE OF ADDRESS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.6

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

18 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CHANGE OF ADDRESS

In accordance with Listing Rules 3.14 and 12.6, the Company advises that the following change of address, telephone and facsimile numbers is effective from Monday 23 December 2002.

Registered Office:	Level 23 56 Pitt Street SYDNEY NSW 2000
Telephone Number:	(02) 9259 1111
Facsimile Number:	(02) 9247 3272

Yours sincerely

HELEN GOLDING
Company Secretary

G:\users\SECRETAR\WORD\HELEN\Asx\gatesASX_changeofaddress18Dec2002.doc

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	18 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	10 pages (including cover sheet)

APPENDIX 3B - EXERCISE OF OPTIONS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.6

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

18 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 207,750 Ordinary Shares issued pursuant to the exercise of 207,750 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,053,070,637	ordinary shares fully paid (BPC)
797,393,289	converting preference shares fully paid (BPCPA)
979,159,557	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	207,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 68,680,000 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,053,070,637	(a) Ordinary Shares
(b) 797,393,289	(b) Converting Preference Shares
(c) 979,159,557	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 December 2002
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 2 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**18 December 2002**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**17 pages (including cover sheet)**

AMENDED APPENDIX 3B - EXERCISE OF OPTIONS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

18 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

AMENDED APPENDIX 3B - EXERCISE OF OPTIONS

I enclose an amended Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 207,750 Ordinary Shares issued pursuant to the exercise of 207,750 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,053,070,637	ordinary shares fully paid (BPC)
797,393,289	converting preference shares fully paid (BPCPA)
979,159,557	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	207,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 207,750 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,053,070,637	(a) Ordinary Shares
(b) 797,393,289	(b) Converting Preference Shares
(c) 979,159,557	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one) Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 December 2002
(~~Director~~/~~Company~~ secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.